

November 18, 2013

Neal V. Fenwick
Chief Financial Officer
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, Illinois 60069

> **Re:** **ACCO Brands Corporation**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-08454**

Dear Mr. Fenwick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 11 – Income Taxes, page 78

Income Tax Assessment, page 81

1. We note that you received a tax assessment from the FRD in December of 2012 and, as a result, you recorded a reserve in the amount of $44.5 million in consideration of this matter. We also note that $43.3 million of this amount was recorded as an increase to goodwill with respect to your May 1, 2012 acquisition of Mead. Please tell us why you believe a liability related to this tax assessment existed as of the acquisition date, and that an adjustment to the allocation of the purchase price is the correct treatment for this loss contingency. In your response, specifically address the existence and your knowledge of this action by the FRD on the acquisition date of May 1, 2012. Further, please tell us how you determined and when you closed the measurement period for this acquisition. Refer to FASB ASC 805-10-25-13 through 18.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief